

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 7, 2012

Via E-mail
Keith Macdonald
Chief Executive Officer
EFL Overseas, Inc.
333 N. Sam Houston Parkway East
Suite 600
Houston, TX 77060

> **Re:** **EFL Overseas, Inc.**
> **Preliminary Information Statement on Schedule 14A**
> **Filed July 31, 2012**
> **File No. 000-54328**

Dear Mr. Macdonald:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We note that, on July 7, 2012, you entered into a letter of intent with Nahanni Energy, Inc. to acquire a 30% interest in the Kotaneelee Gas Project. The letter of intent contemplates that you will fund approximately $4 million of the purchase price through the issuance of restricted stock. In your proxy, you state that you anticipate that the acquisition "will be facilitated by a tax deferred exchange of shares which will utilize preferred stock." It does not appear that you intend to provide security holders with an opportunity to vote on any share purchase agreement regarding the potential acquisition of Nahanni's interest in the Kotaneelee Gas Project. Therefore, please revise your preliminary proxy statement to provide the disclosure required by Schedule 14A regarding the transaction, including disclosure under Item 14. See Note A to Schedule 14A. Alternatively, explain why such disclosure would not be required in this proxy statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Brandon Hill, at (202) 551-3268, Celeste M. Murphy, at (202) 551-3257 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director